Exhibit 99.1

Steakholder Foods to Present at the 27th Annual ICR

Conference

Rehovot, Israel, Jan. 06, 2025 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (the “Company”), a leading innovator in alternative proteins production and 3D printing technologies, today announced that Arik Kaufman, CEO, will participate in the 27th Annual ICR Conference being held on January 13-15, 2025 in Orlando, FL.

27th Annual ICR Conference

Title: Steakholder Foods Corporate Presentation

Date/Time: January 13, 2025 at 9:00 AM ET

1x1 Meetings: Monday, January 13th and Tuesday, January 14th, 2025.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com.

Press Contact:	Investor Contact:

Steakholder Foods Ltd. Info@steakholderfoods.com	Steakholder Foods Ltd. Investors@steakholderfoods.com